BIOPACK ENVIRONMENTAL SOLUTIONS INC.
Room 1302, 13/F, Enterprise Centre
4 Hart Avenue, Tsim Sha Tsui
Kowloon, Hong Kong

August 5, 2010

VIA EDGAR

Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Attention:    Ryan Milne and Raquel Howard

Dear Sirs/Mesdames:

Re:	Biopack Environmental Solutions Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 000-29981

     We write in response to your letter from July 12, 2010 regarding the above-noted filing. The following response addresses the comment as set out in your letter from July 12, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page 1

1.

Please amend your Form 10-K to include the predecessor auditor’s reissued report for the fiscal year ended December 31, 2008 to comply with Rule 8-02 of Regulation S-X. In your response, please confirm to us that you received a newly-signed audit report for the fiscal year ended December 31, 2008 from your predecessor auditor Gruber & Company, LLC.

     We have amended the Form 10-K to include the reissued report for the fiscal year ended December 31, 2008 from Gruber & Company, LLC. We confirm that we received a newly-signed audit report for the fiscal year ended December 31, 2008 from Gruber & Company, LLC.

     The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: Jun Ho Song, at (604) 643-3106.

Yours truly,

BIOPACK ENVIRONMENTAL SOLUTIONS INC.

/s/ Sean Webster
Sean Webster
Chief Financial Officer